MANAGEMENT'S DISCUSSION AND ANALYSIS


               In reviewing the results of operations for
March 31, 1995 as compared to March 31, 1994, changes are visible through the balance sheet. Total assets have grown over 13.0% over he past twelve months with the major changes visible in the investment and loan portfolios. The Bank's investment portfolio grew by approximately $9,700,000 for the twelve month period with growth predominantly in U.S. Government agency securities. The Bank extended loans secured by real estate to its customers totaling over $18,000,000 more than one year ago with consumer mortgages being the major category. The Bank's loan portfolio has shown consistent growth during the past three years.
               Funding for the asset growth has come from
increases in deposits totaling $26,600,000 and predominantly from interest bearing liabilities, which increased 14%. The Bank reduced its advances from the Federal Home Loan Bank by $12,000,000 as deposits and opportunities for repurchase agreements became less costly than advances. Short term borrowings are expected to continue dropping for the next six months through seasonal deposit growth, investment maturities and principal pay downs from the Bank's mortgage backed securities portfolio. During this period of rising rates, the Bank has not extended its long erm borrowings through the Federal Home Loan Bank.
               Liquidity is measured by the Bank's ability
to meet cash needs at a reasonable cost or minimum loss to the Bank. Liquidity management involves the ability to meet cash flow requirements of its customers, which may come from depositors withdrawing funds or borrowers requiring funds to meet credit needs. Without adequate liquidity management, the Bank would not be able to meet the needs of the individuals and communities it serves. The Bank's policy is to maintain its liquidity position at a minimum of 5% of total assets. The Bank has maintained liquidity in its balance sheet in excess of its 5% minimum for the past twelve months.
                How changes in the balance sheet have
affected the Bank may be viewed through the earnings statement for the periods ending March 31, 1993, 1994, and 1995. The Bank has experienced a very strong first quarter which compares favorably to the first quarter of 1994 and which has produced a 9.8% increase over 1994 in net earnings for the Bank. Interest income is affected by rates, volumes and the mix of earning assets and interest bearing liabilities. For the first three months of 1995, increases in the loan portfolio have afforded the Bank additional interest income of $724,000 due to increases in both volumes ($532,000) and $192,000 due to changes in rates. Loan yields have increased (69 basis points) over the past twelve months. This represents the first increase in loan yields for the past several years with decreases of 64 and 103 basis points experienced in 1994 and 1993 respectively. Additionally, interest on investments has increased by more than $300,000 with increases both from volumes and yields. This too is a change from the past two years, when in 1994 earnings from the Bank's investment portfolio decreased by $244,000 due to decreases in yields. Yields on investments have increased by 61 basis points during the past year and represent a positive trend when compared to the 72 basis points drop experienced in 1994.
               Increased rates on the liability side were
contained with the Bank not increasing its rates on savings, NOW and money market funds. Instead the Bank chose to offer CDS at current market rates, thereby increasing its cost of funds on those accounts only. The Bank's cost of funds rose by $690,000 which is both from increased volumes ($209,000)
as well as higher CD rates.   The cost of purchased funds
has increased by 92 basis points in the past year.
Comparing this to 1994 and 1993, both years showed reductions in funding costs (23 basis points in 1994 and 106
basis points in 1993).   In 1993, liability costs were
decreasing at a more rapid pace than asset yields, which impacted the Bank in a very positive manner. 1994 began with a downward trend for interest rates, but the Bank like other financial institutions was impacted by each of the federal funds increases instituted by the Federal Reserve. It has been the Bank's approach to lag increases on both sides of the balance sheet throughout the year.
               The Bank is well-positioned with regard to
interest rate sensitivity with assets and liabilities matched for repricing within a year. The Bank has maintained its reserve for possible loan losses over the past several years, reflecting the recessionary nature of the economy in the early 1990's. The ratio for the reserve for possible loan losses has been over 2% for the past three years, with a ratio of 2.13% as of March 31, 1995. The Bank reviews its allocation to the reserve on a monthly basis and funds the reserve as deemed necessary. Losses for 1995 are estimated at $1,000,000. Included in loans on a non-accrual basis as of March 31, 1995 were several large credits
relating to the fishing industry.   After quarter end, loans
totaling $1,350,000 were resolved and have been taken off non-accrual status. The amounts represented below are the total dollars outstanding for the first three months of each year listed.

             CATEGORY        1995         1994          1993

           90-Day past
           due and
           still
           accruing          $189,904     $486,959    $1,070,264

           Non-accruing    $4,184,679   $2,596,655    $3,036,538
                           $4,374,583   $3,083,614    $4,106,802

           Gross loans   $190,459,413 $165,649,797  $144,701,914

           Percentage
           of gross
           loans                2.30%        1.86%         2.84%


      In reviewing non-interest income, 1995 showed a
decline of $29,000 when compared to 1994.  The decline has
come from two specific areas, one being securities gains
taken in the first quarter of 1994 of $18,500 for which
there were no comparable gains taken in 1995.  Additionally, the secondary market for residential mortgages, which has
generated substantial income for the Bank in the past
several years, dropped to $11,000 in the first quarter of
1995.    In comparison, both 1994 and 1993 showed increases
as compared to their respective previous years.
          Non-interest income for 1994 increased by $92,000
whereas 1993 experienced a $96,000 increase over 1992.
During the first three months of 1993 the Bank earned almost
$63,000 from fees generated by the secondary mortgage
program.  Although this trend was not expected to continue
into 1994 as rates began to rise, these fees totaled $75,000 for the first three quarters of 1994.  Following the first
quarter of 1995, interest rates, specifically in the
secondary market for residential mortgages, have dropped and the Bank has once again begun to experience additional loan
demand in this area.
               In 1994 salary and employee benefit s were
$63,000 (or 5.5%) over 1993 which is comparable to the
increase experienced in 1993 as compared to 1992.  Salary
and benefits remained stable for the first quarter of 1995,
increasing by $14,000 over 1994.
               Other expense for the first quarter of 1995
is greater than 1994 and includes increases in postage costs due to the increase by the US Postal Service; increases in
media coverage for Bank promotions offered during the first
quarter; increased legal expense incurred with loan
resolutions; and increased FDIC insurance based on increased
deposits.   Likewise, other expense was greater in 1994 when
compared to 1993's expense with no single account showing a
large increase over last year.  This category encompasses
the majority of accounts that are not interest or human
resource related.
               The Bank's capital to asset ratio is 9.98%
and the Bank far exceeds the required risk based capital
ratio of 8% with its Tier I ratio of 14.9% and total capital ratio of 16.1% or additional capital of  $16,000,000.


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